Filed Pursuant to Rule 424(b)(3)
Registration No. 333-131605

PROSPECTUS SUPPLEMENT

Number 14

to

Prospectus dated April 4, 2006, Prospectus Supplement dated May 15, 2006, Prospectus Supplement dated August 3, 2006, Prospectus Supplement dated November 3, 2006, Prospectus Supplement dated March 15, 2007, Post-effective Amendment dated May 1, 2007, Prospectus Supplement dated May 9, 2007, Post-effective Amendment dated July 18, 2007, Post-effective Amendment dated July 20, 2007, Post-effective Amendment dated August 3, 2007, Post-effective Amendment dated August 29, 2007, Prospectus Supplement dated November 13, 2007, Post effective Amendment dated April 24, 2008, Prospectus Supplement dated May 8. 2008, and Prospectus Supplement dated August 7, 2008, Prospectus Supplement dated November 6, 2008, Prospectus Supplement dated March 11, 2009, Prospectus Supplement dated May 6, 2009, Prospectus Supplement dated August 7, 2009, and Prospectus Supplement dated November 5, 2009.

SCI ENGINEERED MATERIALS, INC.

2,281,253 Shares of Common Stock

This Prospectus Supplement relates to the sale of up to 2,281,253 shares of SCI Engineered Materials, Inc. common stock (the “Shares”).  The Shares are being registered to permit public secondary trading of the shares that are being offered by the selling shareholders named in the prospectus.  We are not selling any of the Shares in this offering and therefore will not receive any proceeds from this offering.

This Prospectus Supplement No. 14 includes the attached Annual Report on Form 10-K (the “Form 10-K”) of SCI Engineered Materials, Inc. (the “Company”), for the twelve months ended December 31, 2009, filed by the Company with the Securities and Exchange Commission on February 17, 2010.  The exhibits to the Form 10-K are not included with this Prospectus Supplement No. 14 and are not incorporated by reference herein. This Prospectus Supplement No. 14 should be read in conjunction with the prospectus supplement No. 1 dated May 15, 2006, the prospectus supplement No. 2 dated August 3, 2006, the prospectus supplement No. 3 dated November 3, 2006, the prospectus supplement No. 4 dated March 15, 2007, the post-effective amendment dated May 1, 2007, the prospectus supplement No. 5 dated May 9, 2007,  the post-effective amendment No. 2 dated July 18, 2007, the post-effective amendment No. 3 dated July 20, 2007, the post-effective amendment No. 4 dated August 3, 2007, the post-effective amendment No. 5 dated August 29, 2007, the prospectus supplement No. 6 dated November 13, 2007, the post-effective amendment No. 6 dated April 24, 2008, the prospectus supplement No. 7 dated May 8, 2008, the prospectus supplement No. 8 dated August 7, 2008 and the prospectus supplement No. 9 dated November 6, 2008,  the prospectus supplement No. 10 dated March 11, 2009, the prospectus supplement No. 11 dated May 6, 2009, the prospectus supplement No. 12 dated August 7, 2009, and the prospectus supplement No. 13 dated November 5, 2009.

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “SCIA.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 14 is February 18, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended December 31, 2009

Commission File Number:  0-31641

SCI ENGINEERED MATERIALS, INC.
(Exact name of registrant as specified in its charter)

Ohio	31-1210318
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2839 Charter Street
Columbus, Ohio 43228
(Address of principal executive offices)

Registrant’s telephone number, including area code: (614) 486-0261

Securities registered pursuant to Section 12(b) of the Act:    None

Securities registered pursuant to Section 12(g) of the Act:    Common Stock, without par value (Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.      Yes ☐ No  ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.       Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days.
Yes ☑  No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.  See definition of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer  ☐ Accelerated filer   ☐  Non-accelerated filer  ☐  Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes   ☐ No ☑

The aggregate market value of the Registrant’s common equity held by non-affiliates of the Registrant was approximately $10,088,540 on June 30, 2009.   For purposes of this disclosure, shares of common stock held by persons who hold more than 10% of the outstanding shares of common stock and shares held by executive officers and directors of the registrant have been excluded because such persons may be deemed to be affiliates.  This determination of executive officer or affiliate status is not necessarily a conclusive determination for other purposes.

There were 3,723,775 shares of the Registrant’s Common Stock outstanding on February 15, 2010.

Documents Incorporated By Reference
Portions of our Proxy Statement for the 2010 Annual Meeting of Stockholders are incorporated by reference in Part III.

Table of Contents

Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 26A of the Securities Act of 1933, as amended. The words “anticipate,” “believe,” “expect,” “estimate,” and “project” and similar words and expressions identify forward-looking statements, which speak only as of the date hereof. Investors are cautioned that such statements involve risks and uncertainties that could cause actual results to differ materially from historical or anticipated results due to many factors, including, but not limited to, the factors discussed in “Risk Factors.”  The Company undertakes no obligation to publicly update or revise any forward-looking statements.

PART I

ITEM 1.	DESCRIPTION OF BUSINESS

Introduction

SCI Engineered Materials, Inc. (“SCI” or the “Company”), formerly Superconductive Components, Inc., an Ohio corporation, was incorporated in 1987.  We manufacture ceramic and metal sputtering targets for a variety of industrial applications including Photonics, Thin Film Solar, Thin Film Battery, Semiconductor, and, to a lesser extent High Temperature Superconductive (“HTS”) materials.  Our customers use our sputtering targets to produce very thin coatings for a variety of applications.  Photonics currently represents our largest market for our targets.  Thin Film Solar is an industry that is exhibiting rapid growth and we expect this part of our business to grow quickly.  Thin Film Battery is a developing market where manufacturers of batteries use our targets to produce very small power supplies with small quantities of stored energy.  Semiconductor is a developing market for us.

History of the Company

The late Dr. Edward Funk, Sc.D., and his late wife Ingeborg founded SCI in 1987.  Dr. Funk, formerly a Professor of Metallurgy at The Ohio State University and a successful entrepreneur, envisioned significant market potential for the newly discovered High Temperature Superconductivity (HTS) material YBCO (Tc of 90o K). Our first product was a 99.999% pure, co-precipitated YBCO 1-2-3 powder. Over the years we expanded our product line by adding other High Tc Powders, sintered shapes, single crystal substrates, and non-superconducting sputtering targets.

 We opened a subdivision, Target Materials Inc. (TMI), in 1991 to supply the increasing worldwide demand for sputtering and laser ablation targets. We became a full service manufacturer of high performance thin film materials, providing a wide selection of metals, ceramics, and alloys for sputtering targets, evaporation sources, and other Physical Vapor Deposition (PVD) applications. We served the R&D market as well as the Industrial and Decorative Coating markets.  During this time, we began to manufacture targets for the Photovoltaic, Flat Panel Display, and Semiconductor industries.

SCI and TMI were merged in 2002.   We continued to manufacture complex ceramic, metal, and alloy products for the photovoltaic, thin film battery, media storage, flat panel display, semiconductor, and photonic industries.

In May of 2005, we received ISO 9001:2000 registration, an internationally recognized milestone in our pursuit of quality.  This registration enabled us to increase our customer base, which has benefited sales since the second quarter of 2005.

Over the past two decades, we have developed considerable expertise in the development and ramp-up of manufacturing novel materials, such as Transparent Conductive Oxides for Thin Film Solar applications and battery targets as well as Bismuth Strontium Calcium Copper Oxide (a superconductor powder).  Today, we serve a diverse base of domestic and multi-national corporations, universities, and leading research institutions.  We actively seek to partner with organizations to provide solutions for difficult material challenges.

Throughout our history, we have conducted funded research primarily under grants from entities such as the Department of Energy, the National Science Foundation, NASA, and the Ohio Department of Development.  These activities are generally limited to funded research that is consistent with our focus on commercial applications in our principal markets.

Business

We are a supplier of materials to the Physical Vapor Deposition (“PVD”) industry.  Our customers need our materials to produce nano layers of metals and oxides for advanced material systems.  PVD coatings range from every day items to complex computer processors.  For example, every day applications include transparent anti-scratch coatings on eyeglasses, coatings on kitchen faucets, as well as low emissivity glass for household windows.  More technically advanced applications of our product include semiconductors, thin film solar, flat panel displays and an emerging technology - Thin Film Battery.

We are focused on four distinct markets within the PVD industry.  These markets are Photonics, Thin Film Solar, Semiconductor and Thin Film Battery.  The Company continues to pursue niche opportunities, specifically for the Solar market and Hard Disk Drive (“HDD”) in the semiconductor market.  We receive requests from potential customers in other markets within the PVD industry; however, at this time we have chosen not to pursue them.  This disciplined approach enables us to focus on those opportunities that are the best fit for our capabilities and also offer the greatest long-term return.  Considerations include our core strengths, resource requirements, and time-to-market issues.

The production and sale of HTS materials was the initial focus of our operations and these materials continue to be part of our development efforts.  We continue to work with private companies and government agencies to develop new and improved products for future applications; however, our principal business focus is on products positioned for near term commercialization.

Photonics currently represents the largest market for our materials.  Our customers are continually identifying new materials that improve the utility of optical coating.  This includes improvements in their ability to focus, filter or reflect light, all of which increase the potential demand for the types and amounts of materials we sell in this market.  Photonic applications continue to expand as new methods are found to manipulate light waves to enhance the various properties of light.

We have developed new products for the growing Thin Film Solar (“TFS”) market.  We are well positioned in the TFS area having supplied materials to that market for about 10 years during the early stages of TFS development.  Since the beginning of 2007, we have added over $2.2 million of new manufacturing equipment, as well as Engineering and Sales staff to develop new materials to support the anticipated growth of Solar.  We were awarded a grant of approximately $700,000 in 2008 and a second grant in 2009 for approximately $775,000 from the Ohio Department of Development to assist in the commercialization of TFS.  Our new materials are Transparent Conductive Oxides (“TCO”).  Every square foot of a TFS panel is coated with up to 3 layers of TCO, 1 micron thick.  We continue to increase our visibility in the global arena by attending various trade shows targeted at the Solar market.  During the fourth quarter of 2008 we added an exclusive manufacturer’s representative for Europe and terminated this relationship in January of 2010.  We believe it is the best interests of our company to use direct sales efforts for Europe.  In 2009 we added an exclusive representative for Korea and one for Taiwan and China.  Commercialization and market expansion is expected to continue in 2010.

Thin Film Battery is a developing market where manufacturers of batteries use our targets, especially lithium orthophosphate (Li3PO4) and lithium cobalt oxide (LiCoO) as key elements to produce power supplies with small quantities of stored energy.  A typical Thin Film Battery would be produced via PVD with five or more thin layers.  These batteries are often one centimeter square but only 15 microns thick.  We are the leading provider of Li3PO4 and LiCoO to the emerging Thin Film Battery market. Following several years of industry developments, some Thin Film Battery customers announced their batteries are commercially available. Our customers anticipate the unique properties of these batteries to be used in applications in medical devices, integrated circuits, RFID, smart cards, hand held electronics and many other applications.

We are still in the early stages of developing a market presence in the Semiconductor industry.  We continue to develop innovative products for this industry.  Thus far we have experienced some success and this market continues to hold significant potential for us.  In 2008 we applied for a patent for products targeted at this market.

We had total annual revenues of $8.0 million, $9.6 million, and $10.8 million in the years ended December 31, 2009, 2008, and 2007, respectively.  Gross profit was $1.9 million, $2.2 million, and $2.1 million in the years ended December 31, 2009, 2008, and 2007, respectively.  Most of the reductions in revenues during this period were related to a high priced commodity that experienced a cyclical peak in 2007.  This material returned to its long-term average during 2009, which reduced revenues but had less of an effect on gross profit.

Principal suppliers in 2009 were West Coast Quartz, Lattice Materials and Johnson Matthey.  In every case, we believe that suitable alternate vendors can be used to ensure availability of required materials.  As volume grows, we may enter into alliances or purchasing contracts with these or other vendors.

Our largest customer represented approximately 25% of total revenues in 2009 and 47% in 2008.  We had contract research revenue of $1,005,708 and $157,032 representing 12.6% and 1.6% of total revenue for the years ended December 31, 2009 and 2008, respectively.

Marketing and Sales

In 2009 we significantly expanded our marketing reach into Asia continuing our efforts which began in 2008.  We added a manufacturing representative for the Korean market for solar and another for the Taiwanese and Chinese markets for specialty glass coaters.  In 2008 we formed an exclusive relationship with a manufacturer’s representative in Europe and terminated this relationship in January of 2010.  We believe it is in the best interests of our company to use direct sales efforts for Europe.  Europe and Asia have high demand for Solar and Semiconductor sputtering targets.  We use various distribution channels to reach end user markets, including direct sales by our sales persons, independent manufacturers’ representatives in the United States, and independent distributors and manufacturers’ representatives for international markets.  The Internet provides tremendous reach for new customers to be able to identify us as a source of their product needs.  We have an operating website www.sciengineeredmaterials.com, which includes expanded online product inquiry capabilities and additional product information.

Ceramics

We are capable of producing ceramic powders via several different processing techniques including solid state, precipitation and combustion synthesis.  Ceramic targets can also be produced in a variety of ways depending on the end user applications.  Production techniques include sintering, cold isostatic pressing and hot pressing.

Most of our products are manufactured from component chemicals and metals supplied by various vendors.  If we suddenly lost the services of a supplier, there could be a disruption in our manufacturing process until the supplier was replaced.  We have identified several firms as potential back-up suppliers who would be capable of supplying these materials to us as necessary.   To date, we have not experienced an interruption of raw material supply.

Metals

In addition to the ceramic targets previously mentioned, we produce metal sputtering targets and backing plates.  The targets are bonded to the backing plates for application in the PVD industry.  These targets can be produced by casting, hot pressing and machining of metals and metal alloys depending on the application.

Applications for metal targets are highly varied from applying decorative coatings for end uses such as sink faucets to the production of various electronic, photonic and semiconductor products.

We purchase various metals of reasonably high purity (often above 99.9%) for our applications.  We are not dependent on a single source for these metals and do not believe losing a vendor would materially affect our business.

We have continually added production processes and testing equipment for the many product compositions that can be used as PVD materials.

Competition

We have a number of domestic and international competitors in both the ceramic and metal fields, many of whom have resources far in excess of our resources.  Tosoh, Williams Advanced Materials, Kurt Lesker and Heraeus are competing suppliers in regard to targets.  Dowa Chemicals of Japan supplies HTS materials.

Research and Development

We are developing sputtering targets for semiconductor applications, which could be used to produce high K dielectric films via PVD processing.  We are developing Transparent Conductive Oxide (TCO) and transparent dielectric materials for Thin Film Solar and wide area coating applications.  We focus our research and development efforts in areas that build on our expertise in multi-component ceramic oxides.

Contract research revenues were $1,005,708 during 2009 and $157,032 during 2008.

During the fourth quarter of 2009 we were notified we had been awarded a grant in the amount of $775,400 by the Ohio Department of Development’s Third Frontier Photovoltaic Program (OTFPVP) to commercialize advanced technology for high power density rotatable ceramic sputtering targets.  These targets are used in the manufacture of thin film photovoltaic solar cells.  This technology will enable manufacturers to operate rotatable sputtering targets at higher power densities than current technology.  The award was subject to State of Ohio Controlling Board approval as of December 31, 2009.    This approval was received and the work on the contract  began in January 2010.

During the third quarter of 2009 we received notification from the Department of Energy of an Assistance Agreement in the amount of approximately $750,000.   The award was subsequently reduced to approximately $650,000.  An amount of $117,076 was approved so the work could begin in the third quarter of 2009.  The remaining balance is expected to be approved during the first quarter of 2010.  This grant provides support for Phase II of a Small Business Innovation Research (SBIR) award entitled “Homogenous BSCCO-2212 Round Wires for Very High Field Magnet Applications.”  The work on the contract is expected to continue through August 2011.

We received notification during the fourth quarter of 2008 from the Ohio Department of Development’s Third Frontier Advanced Energy Program of an award in the amount of more than $700,000.  This award provides support to commercialize technologies for the manufacture of rotatable ceramic sputtering targets for the production of transparent conductive oxide-coated glass used in manufacturing thin film photovoltaic solar cell panels.   The work on the contract began in January of 2009 and is expected to be completed in the first quarter of 2011.

During the third quarter of 2008 we received notification from the Department of Energy of a Notice of Financial Assistance Award in the amount of approximately $750,000.  The initial $125,000 was formally approved during 2008.  The remaining balance was approved in February 2009.  This award provides support for Phase II of a Small Business Innovation Research (SBIR) award entitled “Flux Pinning Additions to Increase Jc Performance in BSCCO-2212 Round Wire for Very High Field Magnets.”  The work on the contract began during the third quarter of 2008 and is expected to continue through August 2010.

We received notification during the second quarter of 2008 from the Department of Energy of a Notice of Financial Assistance Award in the amount of $99,961.  This award provides support for Phase I of an SBIR award entitled “Homogenous BSCCO-2212 Round Wires for Very High Field Magnet Applications.”  The work on the contract began during the third quarter of 2008 and was completed during the second quarter of 2009.

During the second quarter of 2007 we received notification from the Department of Energy of a Notice of Financial Assistance Award in the amount of $97,900.  This award provided support for Phase I of a Small Business Innovative Research (SBIR) award entitled “Flux Pinning Additions to Increase Jc Performance in BSCCO-2212 Round Wire for Very High Field Magnets.”  The work on the contract began during the third quarter of 2007 and was completed during the first quarter of 2008.

We intend to continue to seek funded research opportunities within our core competencies that maintain and expand technical understanding within our company.

We have certain proprietary knowledge and trade secrets related to the manufacture of ceramic oxide PVD materials and patents covering some HTS products.

New Product Initiatives

We continue to develop TCO target materials for the fast growing Thin Film Solar market in partnership with both original equipment manufacturers and Thin Film Solar Cell panel fabricators.  Due to our flexibility in manufacturing both planar and rotatable target material designs, we are able to provide TCO compositions tailored to customer requests.  In addition, we have obtained a grant from the Ohio Department of Development’s Third Frontier Advanced Energy Program (TFAEP) to aid us in the commercialization of our rotatable target production capabilities.  The TFAEP grant will enable us to expedite the expansion of our rotatable target manufacturing capacity to meet anticipated customer demand.

We are exploring opportunities in the area of high dielectric constant (Hi-K) gate dielectrics for solid state memory applications.  We have developed contacts within the R&D departments of several companies developing next generation memory products and have been supplying materials for their research efforts.  We foresee the development of a market for these materials as devices continue to shrink in size.

We continue to pursue research and development opportunities with respect to new and innovative materials and processes to be used in connection with the production of Thin Film Batteries.  Presently, there are approximately five manufacturers of Thin Film Batteries in the United States, each in various stages of development from prototype to commercial activity.  In addition there are several firms and research institutes conducting tests on Thin Film Batteries.  We believe this market may potentially become large with growth expected during the next two years.  There are numerous applications for Thin Film Batteries, including, but not limited to, active RFID tags, battery on chip, portable electronics, medical implant devices, and remote sensors.  Given the many potential uses for Thin Film Batteries, we anticipate that the market for materials it produces will grow in direct correlation to the Thin Film Battery market itself.

We currently face competition from other producers of materials used in connection with the manufacture of Thin Film Batteries. We believe that we have certain competitive advantages in terms of quality.  We intend to actively market our materials to Thin Film Battery producers in the upcoming year in order to maintain our strong presence in this market.  Currently, we are the leading supplier of targets to this market.

At present, we have several customers for the materials we produce for Thin Film Batteries.  Since we have begun producing materials for the Thin Film Battery market, we have experienced no problems securing the supplies needed to produce the materials.  We do not anticipate supply problems in the near future.  However, changes in production methods and advancing technologies could render our current products obsolete and new production protocols may require supplies that are less available in the marketplace, which may cause a slowing or complete halt to production as well as expanding costs which we may or may not be able to pass on to our customers.

Intellectual Property

We have received a patent for Fine-Particle Bi-Sr-Ca-Cu-O Having High Phase Purity made by a Chemical Precipitation and Low-Pressure Calcination method from the United States Patent and Trademark Office.  We also have received a patent for a process to join two individual strongly linked super-conductors utilizing a melt processing technique.

At present, we have applied for a patent for the manufacture of a precious metal composite target that will significantly reduce the amount of precious metal required to produce such targets that are used in the semiconductor and photonics industries.  We have several customers interested in this invention and are pursuing both domestic (US) and foreign coverage.

In the future, we may submit additional patent applications covering various applications, which have been developed by us.  Because the publication of U.S. patent applications can be delayed for up to one year, they tend to lag behind actual discoveries and we may not be the first creator of inventions covered by pending patent applications or the first to file patent applications for such inventions.  Additionally, other parties may independently develop similar technologies, duplicate our technologies or, if patents are issued to us or rights licensed by us, design around the patented aspects of any technologies we developed or licensed.

We rely on a combination of patent and trademark law, license agreements, internal procedures and nondisclosure agreements to protect our intellectual property.  Unfortunately, these may be invalidated, circumvented or challenged.  In addition, the laws of some foreign countries in which our products may be produced or sold may not protect our intellectual property rights to the same extent as the laws of the United States.

Employees

We had 25 full-time employees as of December 31, 2009.  One of these employees held a PhD in Material Science.  We have never experienced work stoppage and consider our relations with employees to be good.  The employees do not have a bargaining unit.

Environmental Matters

We handle all materials according to Federal, State and Local environmental regulations and include Material Safety Data Sheets (MSDS) with all shipments to customers.  We maintain a collection of MSDS sheets for all raw materials used in the manufacture of products and maintenance of equipment and insure that all personnel follow the handling instructions contained in the MSDS for each material.  We contract with a reputable fully permitted hazardous waste disposal company to dispose of the small amount of hazardous waste materials generated.

Collections and Write-offs

We collected receivables in an average of 26 days in 2009.  We have occasionally been forced to write-off negligible amount of accounts receivable as uncollectible.  We consider credit management critical to our success.

Seasonal Trends

We have not experienced and do not expect to experience seasonal trends in future business operations.

ITEM 1A.	RISK FACTORS

We desire to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  The following factors have affected or could affect actual results and could cause such results to differ materially from those expressed in any forward-looking statements made.  Investors should consider carefully the following risks and speculative factors inherent in and affecting the business of SCI and an investment in our common stock.

We have experienced significant operating losses in the past and may have losses in the future.

We reported net loss applicable to common shares of $521,649 for 2009 and net income applicable to common shares of $100,177 for 2008.  For the year ended December 31, 2009, we had $457,417 in non-cash expenses, which included $427,139 in non-cash expenses for the following items: stock based compensation for stock options issued in January of 2009 and charges related to the extension of the expiration date of common stock warrants in May of 2009.  These non-cash stock based compensation expense included a one time charge of $175,376 for options that vested immediately and ongoing charges of $175,376.  The ongoing non-cash charges will continue through 2010 and then decline beginning in the first quarter of 2011.  The non-cash financing expense related to the extension of the expiration date of common stock warrants was a one time charge of $76,387.  A deferred tax benefit was recognized in the amount of $156,000 during 2009.  For the twelve months ended December 31, 2008, we had $77,348 in non-cash stock based compensation expense.  The increase in these non-cash charges of $380,069 had a material effect on our Statement of Operations in 2009.  Our accumulated deficit since inception in 1987 was $7,899,095 at December 31, 2009.

While we were profitable in the three years prior to 2009, we have financed our historical losses primarily from additional investments and loans by our major shareholders and private offerings of common stock and warrants to purchase common stock.  We cannot assure you, however, that we will operate at a profit or that we will be able to raise additional capital in the future to fund our operations.

We have limited marketing and sales capabilities.

In 2009 we expanded our marketing reach into Asia continuing our efforts which began in 2008.  We also added a manufacturing representative for the Korean market and another for the Taiwanese and Chinese markets.  In late 2008, we formed an exclusive relationship with a manufacturer’s representative in Europe, which we terminated in January 2010.  As previously mentioned, we hired a full time sales engineer in 2007 to expand our marketing activities, especially in the solar area of the photonics market and in the semiconductor market.  We must continue to develop appropriate marketing, sales, technical, customer service and distribution capabilities, or enter into agreements with third parties to provide these services to successfully market our products.  A failure to develop these capabilities or obtain third-party agreements could adversely affect us.

Our success depends on our ability to retain key management personnel.

Our success depends in large part on our ability to attract and retain highly qualified management, administrative, manufacturing, sales, and research and development personnel.  Due to the specialized nature of our business, it may be difficult to locate and hire qualified personnel.   The loss of services of one of our executive officers or other key personnel, or our failure to attract and retain other executive officers or key personnel could have a material adverse effect on our business, operating results and financial condition.  Although we have been successful in planning for and retaining highly capable and qualified successor management in the past, there can be no assurance that we will be able to do so in the future.

We may need to seek additional capital in the future, which may reduce the value of our common stock.

We reported net loss applicable to common shares of $521,649 for 2009 and net income applicable to common shares of $100,177 for 2008, and $307,682 for 2007.  We incurred operating losses prior to 2006.    We could be required to seek additional capital in the future for growth and working capital purposes.  There is no assurance that new capital will be available or that it will be available on terms that will not result in substantial dilution or reduction in value of our common stock.  On January 8, 2010, warrant holders exercised 150,000 common stock purchase warrants resulting in proceeds of $375,000.

Our competitors have far greater financial and other resources than we have.

The market for Physical Vapor Deposition materials is a substantial market with significant competition in both ceramic and metal materials.  While we believe that our products enjoy certain competitive advantages in design, function, quality, and availability, considerable competition exists from well-established firms such as Williams Advanced Materials, Kurt Lesker, Heraeus and Tosoh, all of which have more financial resources than us.  We cannot provide assurance that developments by others will not render our products or technologies obsolete or less competitive.

Our revenues depend on patents and proprietary rights that may not be enforceable.

We rely on a combination of patent and trademark law, license agreements, internal procedures and nondisclosure agreements to protect our intellectual property.  These may be invalidated, circumvented or challenged.  In addition, the laws of some foreign countries in which our products may be produced or sold may not protect our intellectual property rights to the same extent as the laws of the United States.  Our failure to protect our proprietary information could adversely affect us.

Rights we have to patents and pending patent applications may be challenged.

We have received, from the United States Patent and Trademark Office, a patent for Fine-Particle Bi-Sr-Ca-Cu-O Having High Phase Purity made by a Chemical Precipitation and Low-Pressure Calcination method, and have also received a patent for a process to join two individual strongly linked super-conductors utilizing a melt processing technique.  We have applied for a patent for the manufacture of a precious metal composite target that will significantly reduce the amount of precious metal required to produce such targets that are used in the semiconductor and photonics industries.  We have several customers interested in this invention and are pursuing both domestic (US) and foreign coverage.  In the future, we may submit additional patent applications covering various applications.  The patent application we filed and patent applications that we may file in the future may not result in patents being issued, and any patents issued may not afford meaningful protection against competitors with similar technology, and may be challenged by third parties.

Because U.S. patent applications are maintained in secret until patents are issued, and because publications of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months, we may not be the first creator of inventions covered by issued patents or pending patent applications or the first to file patent applications for such inventions.  Moreover, other parties may independently develop similar technologies, duplicate our technologies or, if patents are issued to us or rights licensed by us, design around the patented aspects of any technologies we developed or licensed. We may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of inventions, which could result in substantial costs. Litigation may also be necessary to enforce any patents held by or issued to us or to determine the scope and validity of others' proprietary rights, which could result in substantial costs.

The rapid technological changes of our industry may adversely affect us if we do not keep pace with advancing technology.

The Physical Vapor Deposition market is characterized by rapidly advancing technology.  Our success depends on our ability to keep pace with advancing technology and processes and industry standards.  We have focused our development efforts on sputtering targets.  We intend to continue to develop and integrate advances in the thin film coatings industry.  However, our development efforts may be rendered obsolete by research efforts and technological advances made by others, and materials other than those we currently use may prove more advantageous.

Additional development of our products may be necessary due to uncertainty regarding development of markets.

Some of our products are in the early stages of commercialization and we believe that it will be several years before these products will have significant commercial end-use applications, and that significant additional development work may be necessary to improve the commercial feasibility and acceptance of these products.  There can be no assurance that we will be able to commercialize any of the products currently under development.

To date, there has been no widespread commercial use of High Temperature Superconductive (HTS) products.  Additionally, the market for the Thin Film Battery materials is still in its early stages.  Some of our materials are in early stages of development for Thin Film Solar applications.  The Thin Film Solar market is expected to grow significantly during the next few years.

The market for our common stock is limited, and as such our shareholders may have difficulty reselling their shares when desired or at attractive market prices.

Our stock price and our listing may make it more difficult for our shareholders to resell shares when desired or at attractive prices.  In 2001, our stock began trading on The Over the Counter Bulletin Board (“OTC Bulletin Board”).  Nevertheless, our common stock has continued to trade in low volumes and at low prices.  Some investors view low-priced stocks as unduly speculative and therefore not appropriate candidates for investment.  Many institutional investors have internal policies prohibiting the purchase or maintenance of positions in low-priced stocks.  This has the effect of limiting the pool of potential purchases of our common stock at present price levels.  Shareholders may find greater percentage spreads between bid and asked prices, and more difficulty in completing transactions and higher transaction costs when buying or selling our common stock than they would if our stock were listed on a major stock exchange, such as The New York Stock Exchange or The Nasdaq National Market.

Our common stock has been subject to the Securities and Exchange Commission’s “penny stock” regulations, which may limit the liquidity of common stock held by our shareholders.

At the present time, our common stock trades on the OTC Bulletin Board.  Based on its trading price, our common stock is considered a “penny stock” for purposes of federal securities laws,  and therefore has been subject to regulations, which affected the ability of broker-dealers to sell our securities.  Broker-dealers who recommend a “penny stock” to persons (other than established customers and accredited investors) must make a special written suitability determination and receive the purchaser’s written agreement to a transaction prior to sale.

If penny stock regulations apply to our common stock, it may be difficult to trade the stock because compliance with the regulations can delay and/or preclude certain trading transactions.  Broker-dealers may be discouraged from effecting transactions in common stock because of the sales practice and disclosure requirements for penny stock. This could adversely affect the liquidity and/or price of our common stock, and impede the sale of the common stock in the secondary market.

Our Articles of Incorporation authorize us to issue additional shares of stock.

We are authorized to issue up to 15,000,000 shares of common stock, which may be issued by our board of directors for such consideration, as they may consider sufficient without seeking shareholder approval.  The issuance of additional shares of common stock in the future may reduce the proportionate ownership and voting power of current shareholders.

Our Articles of Incorporation authorize us to issue up to 260,000 shares of preferred stock.  The issuance of preferred stock in the future could create additional securities which would have dividend and liquidation preferences prior in right to the outstanding shares of common stock.  These provisions could also impede a non-negotiated change in control.

We have not paid dividends on our common stock in the past and do not expect to do so in the future.

We cannot assure you that our operations will result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flow sufficient to pay dividends.  We have never paid dividends on our common shares in the past and do not expect to do so in the foreseeable future.  We intend to retain future earnings for use in the business.

ITEM 1B.	UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 2.	PROPERTIES.

Our office and manufacturing facilities are located at 2839 Charter Street, Columbus, Ohio, where we occupy approximately 32,000 square feet.  We moved our operations into this facility in 2004.  The lease on the property expires on August 16, 2014.   We believe these facilities are in good condition and will be adequate for our needs for the immediate future.  We anticipate the need for additional manufacturing and warehouse space in 2011.

We are current on all operating lease liabilities.

ITEM 3.	LEGAL PROCEEDINGS.

Not applicable.

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not applicable.

PART II

ITEM 5.	MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market for Common Stock

Our common stock currently trades on the OTC Bulletin Board under the symbol “SCIA.”  The following table sets forth for the periods indicated the high and low bid quotations for our common stock.

	High	Low

Fiscal 2009

Quarter Ended March 31, 2009	$6.00	$2.75

Quarter Ended June 30, 2009	3.50	2.60

Quarter Ended September 30, 2009	3.80	1.75

Quarter Ended December 31, 2009	3.75	2.00

Fiscal 2008

Quarter Ended March 31, 2008	5.90	2.50

Quarter Ended June 30, 2008	5.75	3.00

Quarter Ended September 30, 2008	6.00	4.10

Quarter Ended December 31, 2008	6.00	2.10

The quotations provided herein may reflect inter-dealer prices without retail mark-up, markdown, or commissions, and may not represent actual transactions.

As discussed above, at the present time, our common stock trades on the OTC Bulletin Board.  Based on its trading price, our common stock is considered a “penny stock” for purposes of federal securities laws, and therefore has been subject to certain regulations, which are summarized below.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires special disclosure relating to the market for penny stocks in connection with trades in any stock defined as a “penny stock.”  Specifically, Rules 15g-1 through 15g-9 under the Securities Exchange Act of 1934 (the “Exchange Act”) impose sales practice and disclosure requirements on NASD broker-dealers who make a market in a “penny stock.”  Securities and Exchange Commission regulations generally define a penny stock to be an equity security that has a market price of less than $5.00 per share and is not listed on The NASDAQ SmallCap Stock Market or a major stock exchange. These regulations affect the ability of broker-dealers to sell the Company’s securities and also may affect the ability of purchasers of the Company’s common stock to sell their shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor,” generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

As long as the penny stock regulations apply to the Company’s stock, it may be difficult to trade such stock because compliance with the regulations can delay and/or preclude certain trading transactions.  Broker-dealers may be discouraged from effecting transactions in the Company’s stock because of the sales practice and disclosure requirements for penny stock. This could adversely affect the liquidity and/or price of the Company’s common stock, and impede the sale of the Company’s stock.

Holders of Record

As of December 31, 2009, there were approximately 460 holders of record of our common stock and 3,571,775 shares outstanding.  There were approximately 50 holders of Series B Preferred shares and as of December 31, 2009 there were 24,297 shares outstanding.

Dividends

We have never paid cash dividends on our common stock and do not expect to pay any dividends in the foreseeable future.  We intend to retain future earnings for use in the business.

Equity Compensation Plan Information

The following table sets forth additional information as of December 31, 2009, concerning shares of our common stock that may be issued upon the exercise of options, warrants and rights under our existing equity compensation plans and arrangements, divided between plans approved by our shareholders and plans or arrangements not submitted to the shareholders for approval.  The information includes the number of shares covered by, and the weighted average exercise price of, outstanding options and other rights and the number of shares remaining available for future grants excluding the shares to be issued upon exercise of outstanding options, warrants, and other rights.

	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders (1)	1,115,750	$4.08	13,500

Equity compensation plans not approved by security holders (2)	17,500	$2.88	—

Total	1,133,250	$4.07	13,500

(1)	Equity compensation plans approved by shareholders include our 2006 Stock Option Plan.
(2)        Includes 17,500 stock purchase warrants that can be used to purchase 17,500 shares of our common stock, which were issued by us in exchange for consideration in the form of goods and services.

ITEM 6.	SELECTED FINANCIAL DATA.

Not applicable.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

Overview

SCI Engineered Materials, Inc. (“SCI” or the “Company”), formerly Superconductive Components, Inc., an Ohio corporation, was incorporated in 1987.  We manufacture ceramic and metal sputtering targets for a variety of industrial applications including: Photonics, Thin Film Solar, Thin Film Battery, Semiconductor, and, to a lesser extent HTS materials.  Photonics currently represents the largest market for our targets.  Thin Film Solar is an industry that is exhibiting rapid growth and we expect this market to grow quickly.  Thin Film Battery is a developing market where manufacturers of batteries use our targets to produce very small power supplies with small quantities of stored energy.    Semiconductor is a developing market for us.  We added to our sales staff in late 2007 for the purpose of focusing on opportunities for our products in the Solar industry.  We also added staff to our Technology group during the second half of 2007 for the development of innovative products.  During the fourth quarter of 2008 we added an exclusive manufacturer’s representative for Europe, and as mentioned earlier, we terminated this relationship in January 2010.  Late in the second quarter of 2009 we received an order from a solar customer that was in excess of $1 million.  Nearly the entire amount shipped before December 31, 2009.  Late in the fourth quarter this same customer placed another order greater than $1 million.  This entire order is expected to ship during the first half of 2010.

Executive Summary

For the year ended December 31, 2009, we had $457,417 in non-cash expenses, which included $427,139 in non-cash expenses for the following items: stock based compensation for stock options issued in January of 2009 and charges related to the extension of the expiration date of common stock warrants in May of 2009.  These non-cash stock based compensation expense included a one-time charge of $175,376 for options that vested immediately and ongoing charges of $175,376.  These ongoing non-cash charges will continue through 2010 and then decline beginning in the first quarter of 2011.  The non-cash financing expense related to the extension of the expiration date of common stock warrants was a one time charge of $76,387.  A deferred tax benefit was recognized in the amount of $156,000 during 2009. For the twelve months ended December 31, 2008, we had $77,348 in non-cash stock based compensation expense.  The increase in these non-cash charges of $380,069 had a material effect on our Statement of Operations in 2009.

For the year ended December 31, 2009, we had revenues of $8,010,235.  This was a decrease of $1,609,660, or 16.7% when compared to 2008.  The decline in total revenue can be attributed to a significant reduction in a high priced raw material and the economic downturn as customers decreased spending and reduced inventory levels.  After two years of unusually high prices above the long-term average price of this raw material, the price returned to its long-term average.  On September 17, 2009 we filed a Form 8-K announcing a major customer informed us that it intended to purchase this high value raw material directly and ship it to us for processing.  However, since the September 17, 2009 filing the customer has asked us, at times, to purchase this raw material for them.  Should the customer purchase this raw material on a consistent basis and ship it to us for processing it is anticipated that it would not materially impact net income but it would result in lower revenue than previous periods.  Revenue exclusive of this high value raw material increased approximately $1,241,000, or 29.0% in 2009 versus 2008.  Contract research revenue increased to $1,005,708 for 2009 from $157,032 for 2008, an increase of $848,676, reflecting the position of our company in key technologies.  This increase in contract research revenue combined with revenue from new markets helped offset the decrease in our automotive market revenue.

Gross profit was $1,869,879 for year ended December 31, 2009 compared to $2,211,477 for 2008.  This decrease was due to the lower product revenue mentioned earlier.  Gross margin was 23.3% of total revenues for the 2009 compared to 23.0% in 2008.

Given current market conditions, we continued to invest in expanding production capabilities, R&D, marketing and sales.  This should allow us to gain market share now and to be poised to receive large orders in targeted applications when the current business downturn recovers.

Benefits from these investments have been orders that were shipped to customers in the Thin Film Solar industry.  The revenue from shipments to the solar industry totaled more than $2.2 million during 2009 compared to approximately $760,000 during 2008.  Late in the second quarter of 2009 we received some orders from our traditional markets that had been slow during the first six months of 2009. This led to revenue in the second half of 2009 of $4,798,647, which was an increase of 49.4% over the first six months.  This could be an indication that restocking inventories or increased business levels began in the second half of 2009.

For the year ended December 31, 2009, we had net loss applicable to common shares of $521,649 compared to net income of $100,177 for 2008.  The decrease can be attributed to additional operating expenses of approximately $191,000 along with the decline in product revenue and gross profit mentioned above.  Non-cash stock based compensation expense increased approximately $304,000 in 2009 versus 2008.  A non-cash financing expense related to the extension of the expiration date for warrants was approximately $76,000 and $0 for the twelve months ended December 31, 2009 and 2008, respectively.  We recognized a deferred tax benefit of $156,000 in 2009 and $0 in 2008.

Subsequent to the end of the year, on January 8, 2010 a total of 150,000 common stock warrants, which were originally in the estates of Dr. Edward R. Funk Sc.D., and Ingeborg V. Funk, founders of our company, were exercised at a price of $2.50 per share.  The cash proceeds received were $375,000.

All of our employees are committed to fighting through the economic downturn.  During the second quarter and the majority of the third quarter of 2009 we reduced hours in most departments and members of management agreed to salary reductions to help reduce costs.  Due to the increase in orders and production, all production personnel returned to full time status in September of 2009 and management salary reductions were rescinded in October 2009.

During the fourth quarter of 2009 we were notified we had been awarded a grant in the amount of $775,400 by the Ohio Department of Development’s Third Frontier Photovoltaic Program (OTFPVP) to commercialize advanced technology for high power density rotatable ceramic sputtering targets.  These targets are used in the manufacture of thin film photovoltaic solar cells.  This technology will enable manufacturers to operate rotatable sputtering targets at higher power densities than current technology.  The award was subject to State of Ohio Controlling Board approval at December 31, 2009.    This approval was received during January 2010.

During the third quarter of 2009 we received notification from the Department of Energy of an Assistance Agreement in the amount of approximately $750,000.   The award was subsequently reduced to approximately $650,000.  An amount of $117,076 was approved so the work could begin in the third quarter of 2009.  The remaining balance is expected to be approved during the first quarter of 2010.  This grant provides support for Phase II of a Small Business Innovation Research (SBIR) award entitled “Homogenous BSCCO-2212 Round Wires for Very High Field Magnet Applications.”  The work on the contract is expected to continue through August 2011.

In July 2009, the Company was selected by a customer as a subcontractor for an award recently granted by the Ohio Department of Development.  This award is entitled “Ohio-Based Manufacturing of Thin-Film Photovoltaics” and provides support for the development of alternate transparent conductive oxides.    The work on the contract began during the third quarter of 2009 and is projected to be completed during 2010.  The amount of the subcontract work to be performed by the Company is $125,000.

We received notification during the fourth quarter of 2008 from the Ohio Department of Development’s Third Frontier Advanced Energy Program (TFAEP) of an award in the amount of $708,715.  This grant provides support to commercialize technologies for the manufacture of rotatable ceramic sputtering targets for the production of transparent conductive oxide-coated glass used in manufacturing thin film photovoltaic solar cell panels.   The work on the contract began in January of 2009 and is expected to continue through January 2011.

During the third quarter of 2008 we received notification from the Department of Energy of a Notice of Financial Assistance Award in the amount of approximately $750,000.  The initial $125,000 was formally approved during 2008.  The remaining balance was approved in February 2009.  This grant provides support for Phase II of a Small Business Innovation Research (SBIR) award entitled “Flux Pinning Additions to Increase Jc Performance in BSCCO-2212 Round Wire for Very High Field Magnets.”  The work on the contract began during the third quarter of 2008 and is expected to continue through August 2010.

We received notification during the second quarter of 2008 from the Department of Energy of a Notice of Financial Assistance Award in the amount of $99,961.  This award provided support for Phase I of an SBIR award entitled “Homogenous BSCCO-2212 Round Wires for Very High Field Magnet Applications.”  The work on the contract began during the third quarter of 2008 and was completed during the first quarter of 2009.

Orders received in 2009 were $10,772,584 compared to $11,675,439 in 2008.  This decrease can be attributable to the reduction in the high priced raw material previously mentioned.     Orders exclusive of the high priced raw material increased $2,103,538, to $7,718,239 or 37.5%.

Results of Operations

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions and estimates that affect the amounts reported in the Financial Statements and accompanying notes.  Note 2 to the Financial Statements in the Annual Report on Form 10-K for the year ended December 31, 2009 describes the significant accounting policies and methods used in the preparation of the Financial Statements.  Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, inventory allowances, property and equipment depreciable lives, patents and licenses useful lives and assessing changes in which impairment of certain long-lived assets may occur.  Actual results could differ from these estimates.  The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the Financial Statements.  The allowance for doubtful accounts is based on our assessment of the collectability of specific customer accounts and the aging of the accounts receivable.  If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due us could be adversely affected.  Inventory purchases and commitments are based upon future demand forecasts.  If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of rapidly changing technology and customer requirements, we may be required to increase our inventory allowances and our gross margin could be adversely affected.   Depreciable and useful lives estimated for property and equipment, licenses and patents are based on initial expectations of the period of time these assets and intangibles will provide benefit to us.  Changes in circumstances related to a change in our business, change in technology or other factors could result in these assets becoming impaired, which could adversely affect the value of these assets.

Year 2009 As Compared to Year 2008

Revenues

Revenues were $8,010,235 in 2009, a decrease of $1,609,660, or 16.7%, from 2008.  The decline in total revenue can be attributed to a significant reduction in a high priced raw material and the economic downturn as customers decreased spending and reduced inventory levels.  After two years of unusually high prices above the long-term average price of this raw material, the price returned to its long-term average.  On September 17, 2009 we filed a Form 8-K announcing a major customer informed us that it intended to purchase this high value raw material directly and ship it to us for processing.  However, since the September 17, 2009 filing the customer has asked us, at times, to purchase this raw material for them.  Should the customer purchase this raw material on a consistent basis and ship it to us for processing it is anticipated that it would not materially impact net income but it would result in lower revenue than previous periods.  Revenue exclusive of this high value raw material increased approximately $1,241,000, or 29.0% in 2009 versus 2008.  Cost changes for this high value raw material are fully reflected in the final selling price, which insulates us from market risk associated with the raw material.  We anticipate the cost of this high value raw material will increase during 2010.

Gross Profit

Gross profit was $1,869,879 for year ended December 31, 2009 compared to $2,211,477 for 2008.  This decrease was due to the lower product revenue mentioned earlier.  Gross margin was 23.3% of total revenues for the 2009 compared to 23.0% in 2008.

Marketing and Sales Expense

Marketing and Sales expense for the twelve months ended December 31, 2009 increased 10.3% to $647,859 from $587,202 for the same period in 2008.  The increase was due to increased non-cash stock based compensation expense of approximately $43,000, higher expenses related to trade shows of approximately $14,000 as well as increased commissions to our outside manufacturing sales representatives of approximately $49,000.  A portion of this increase was offset by a reduction in compensation.  Marketing and Sales expense for the three months ended December 31, 2009 increased 6.6% to $155,303 from $145,648 for the same period in 2008.

We anticipate increased trade show expenses in 2010 as we continue to expand our marketing efforts in foreign markets.

General and Administrative Expense

General and administrative expense for the year ended December 31, 2009 increased to $1,237,672 from $966,979 for the year ended December 31, 2008, or 28.0%.  The increase was primarily the result of non-cash stock based compensation expense of approximately $280,000 compared to approximately $40,000 for 2008, as well as expenses related to Sarbanes Oxley which were approximately $60,000 for 2009 versus approximately $5,000 for 2008.  A portion of this increase was offset by a reduction in compensation. General and administrative expense for the three months ended December 31, 2009 increased to $260,242 from $215,417 for the three months ended December 31, 2008, or 20.8%.  The increase was primarily the result of non-cash compensation expense of approximately $24,000 compared to $4,000 during the fourth quarter of 2008, as well as expenses related to Sarbanes Oxley which were $18,577 for the three months ended December 31, 2009 versus $0 for the same period in 2008.

Research and Development Expense

Research and development expense for the year of 2009 was $314,386 compared to $454,424 for 2008, a decrease of 30.8%.  Research and development expense for the three months ended December 31, 2009 was $49,980 compared to $98,639 for the same period in 2008, a decrease of 49.3%.  The decrease in expense was a result of compensation that was assigned to Cost of Contract Research of approximately $60,000 for the fourth quarter of 2009 and $222,000 for the year ended December 31, 2009.  Research and Development Expense would have increased to approximately $536,000 for the year ended December 31, 2009 had this expense not been assigned to Cost of Contract Research.  We continue to incur expenses associated with the development efforts in the Photonic, Thin Film Solar, Thin Film Battery and Semiconductor markets, as well as our cost share for research expenses related to the SBIRs and Third Frontier grants.

Other Income and Expense

Interest income was $6,394 and $24,271 for the years ended December 31, 2009 and 2008, respectively.   Interest income was $706 and $4,527 for the three months ended December 31, 2009 and 2008, respectively.   The decrease in interest rates reduced the amount of interest earned.

Interest expense was $108,712 and $102,763 for the years ended December 31, 2009 and 2008, respectively and $24,655 and $23,276 for the three months ended December 31, 2009 and 2008, respectively.  The increase was due to additional capital lease obligations incurred for the purchase of production equipment for increased production capacity.  We received loan proceeds in the amount of $400,000 from the Ohio Department of Development in 2008.  These proceeds were used to reduce the balance on outstanding capital lease obligations.  The favorable interest rate on this loan (3%) helped offset the interest expense related to new capital lease obligations.

The non-cash financing expense associated with the extension of the warrant expiration date previously mentioned was approximately $76,000 during 2009 versus $0 in 2008.

Income Tax Benefit

Income tax benefit for the years ended December 31, 2009 and December 31, 2008 was $(59,000) and $0 respectively.    A deferred tax benefit of $156,000 and an expense of $97,000 were recorded in 2009.

INCOME (LOSS) APPLICABLE TO COMMON SHARES

Loss applicable to common shares was $521,649, or $(0.15) per common share compared to net income of $100,177, or $0.02 per common share for the twelve months ended December 31, 2009 and 2008, respectively.  The loss or income applicable to common shares includes net loss or net income from operations and the accretion of Series B preferred stock dividends.  Dividends on the Series B preferred stock accrue at 10% annually on the outstanding shares.  Accrued dividends on the Series B preferred stock was $24,430 and $24,373 for the years ended December 31, 2009 and 2008, respectively.  Basic net (loss) income per common share before dividends on preferred stock and based on (loss) income applicable to common shares was ($0.14) and $0.04 for the twelve months ended December 31, 2009 and 2008, respectively.

The weighted averaged shares outstanding were 3,562,960 at December 31, 2009.  All outstanding common stock equivalents were anti-dilutive for the twelve months ended December 31, 2009 due to the net loss.  Basic and diluted net income for the twelve months ended December 31, 2008 was $0.03 and $0.02 per common share based on 3,530,486 and 4,035,065 weighted average shares outstanding, respectively.

The following schedule represents our outstanding common shares during the period of 2010 through 2019 assuming all outstanding stock options and stock warrants are exercised during the year of expiration.  If each shareholder exercises his or her options or warrants, it could increase our common shares by 1,672,807 to 5,244,582 by December 31, 2019.  Exercise prices for options and warrants range from $1.00 to $6.00 at December 31, 2009.  Assuming all such options and warrants are exercised in the year of expiration, the effect on shares outstanding is illustrated as follows:

	Options and	Potential
	Warrants due	Shares
	to expire	Outstanding
2010	594,557	4,166,332
2011	62,500	4,228,832
2012	169,000	4,397,832
2013	30,250	4,428,082
2014	180,000	4,608,082
2015	140,000	4,748,082
2016	37,000	4,785,082
2017	-	4,785,082
2018	9,500	4,794,582
2019	450,000	5,244,582

Liquidity and Working Capital

At December 31, 2009, working capital was $1,555,897 compared to $1,786,360 at December 31, 2008, a decrease of $230,463.  Net cash provided by operating activities was approximately $262,000 for the twelve months ended December 31, 2009.  Net cash provided by operating activities was approximately $457,000 for the twelve months ended December 31, 2008.  Significant non-cash items including depreciation, accretion and amortization, stock based compensation expense, financing expense of warrant extension, deferred taxes, disposal/impairment of equipment, inventory reserve on excess and obsolete inventory, and allowance for doubtful accounts were approximately $786,000 and $418,000, for the twelve months ended December 31, 2009 and 2008, respectively.  Inventory reserves are established for obsolete inventory, excess inventory quantities based on our estimate of net realizable value and for lower-of-cost or market.  We believe the inventory reserve, after its assessment of obsolete inventory, at December 31, 2009, of $49,597 will be adequate for excess inventory and a lower of cost-or-market analysis.   Accounts receivable, inventory, prepaid expenses and other assets increased approximately $690,000 for the twelve months ended December 31, 2009.   This increase was due to higher customer prepaid purchase orders. Accounts receivable, inventory, prepaid expenses and other assets increased approximately $806,000 for the twelve months ended December 31, 2008.    Accounts payable, accrued expenses and customer deposits increased approximately $663,000 during 2009.  The increase was due primarily to customer deposits received.  Accounts payable, accrued expenses and customer deposits decreased approximately $722,000 during 2008.

Cash of approximately $168,000 and $140,000 was used for investing activities for the twelve months ended December 31, 2009 and 2008, respectively.  The amounts invested were used to purchase machinery and equipment for increased production capacity, new product lines and leasehold improvements for the facility.  Proceeds on sale of equipment totaled $0 and $2,000 during 2009 and 2008, respectively.

Cash of approximately $385,000 was used for financing activities during the twelve months ended December 31, 2009.  Principal payments to third parties for capital lease obligations approximated $382,000. Proceeds received from the exercise of common stock options were $21,206.  A cash payment related to Series B preferred stock dividend was $24,430.  We incurred new capital lease obligations of approximately $556,000 for new production equipment during 2009.

Cash of approximately $100,000 was used for financing activities during the twelve months ended December 31, 2008.  Principal payments to third parties for capital lease obligations approximated $537,000.  Proceeds received from the exercise of common stock warrants were approximately $68,000.  Proceeds received from the exercise of common stock options were $10,250.  Cash payments for services provided for the registration of common stock were approximately $17,000.  A cash payment related to Series B preferred stock dividend was approximately $25,000.  Proceeds received from The Ohio Department of Development were $400,000.  We incurred new capital lease obligations of approximately $339,000 for new production equipment during 2008.

While certain of our major shareholders have advanced funds in the form of subordinated debt, accounts payable and guaranteeing bank debt in the past, there is no commitment by these individuals to continue funding us or guaranteeing bank debt in the future.  We will continue to seek new financing or equity financing arrangements.  However, we cannot be certain that it will be successful in efforts to raise additional new funds.

On January 8, 2010 a total of 150,000 common stock warrants, which were originally in the estates of Dr. Edward R. Funk Sc.D., and Ingeborg V. Funk, founders of our company, were exercised at a price of $2.50 per share.  The cash proceeds received were $375,000.

Inflation

We believe that there has not been a significant impact from inflation on our operations during the past three fiscal years.

Future Operating Results

We plan to place some of our larger purchase commitments for raw materials on an annualized basis because they can be purchased in larger quantities at reduced prices.  In general, we attempt to limit inventory price increases by making an annual commitment, and drawing the material either as required, or on a monthly or quarterly basis.  Such annual commitments may reach $500,000 in 2010 and greater in 2011 depending on sales volume increases.  The terms of payment for such commitments are worked out with the vendor on a case-by-case basis, but in all cases are cancelable at our discretion without penalty.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This document contains forward-looking statements that reflect the views of management with respect to future events and financial performance.  These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from such statements.  See “Risk Factors” above.  These uncertainties and other factors include, but are not limited to, the words “anticipates,” “believes,” “estimates,” “expects,” “plans,” “projects,” “targets” and similar expressions which identify forward-looking statements.  You should not place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.  We undertake no obligation to publicly update or revise any forward-looking statements.

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our balance sheets as of December 31, 2009 and 2008, the related statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2009 and 2008, together with the independent certified public accountants’ report thereon appear beginning on Page F-1.

ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.
None.

ITEM 9A.	CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Based on an evaluation under the supervision and with the participation of our management, our principal executive officer and principal financial officer have concluded that the our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as  amended ("Exchange Act") were effective as of December 31, 2009 to ensure that information required to be disclosed in reports that are filed or submitted under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Inherent Limitations Over Internal Controls

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;  (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted  accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management has concluded that our internal control over financial reporting was not effective as of December 31, 2009. The matter involving internal controls over financial reporting that management considered to be a material weakness under the standards of the Public Company Accounting Oversight Board (PCAOB) was insufficient segregation of duties consistent with control objectives.  Management is aware of the risks associated with the lack of segregation of duties due to the small number of employees currently working with general administrative and financial matters.  Due to our size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible.  However, to the extent possible, the initiation of transactions, the custody of assets and the recording of transactions should be performed by separate individuals.

In order to remediate this weakness, we will need to hire additional employees.  Although we will periodically reevaluate this situation, at this point we consider that the risks associated with such lack of segregation of duties and the potential benefits of adding employees to segregate such duties are not cost justified.  Until we are able to hire additional employees, we will continue to report to the Audit Committee and the Board of Directors at least monthly (and more often as necessary).  We believe this will continue to mitigate this weakness.  This reporting includes balance sheets, statements of operations, statements of cash flows, and other detail supporting these statements.

Additionally, there were no changes in our internal controls that could materially affect the disclosure controls and procedures subsequent to the date of their evaluation.  As a result, no corrective actions were required or undertaken.

ITEM 9B.	OTHER INFORMATION

None.

PART III

ITEM 10.	DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information required by this item is included under the captions, “Election of Directors,” “Executive Officers” and “Section 16(a) Beneficial Ownership Reporting Compliance” in our proxy statement relating to our 2010 Annual Meeting of Shareholders scheduled to be held on June 9, 2010, and is incorporated herein by reference.

We have a Business Conduct Policy applicable to all employees of SCI.  Additionally, the Chief Executive Officer ("CEO") and all senior financial officers, including the principal financial officer, the principal accounting officer or controller, or any person performing a similar function (collectively, the "Senior Financial Officers") are bound by the provisions of our code of ethics relating to ethical conduct, conflicts of interest, and compliance with the law.  The code of ethics is posted on our website at http://www.sciengineeredmaterials.com/investors /main/corpgov.htm.

We intend to satisfy the disclosure requirement under Item 10 of Form 8-K regarding any amendment to, waiver of, any provision of this code of ethics by posting such information on our website at the address and location specified above.

ITEM 11.	EXECUTIVE COMPENSATION.

The information required by this item is included under the caption “Executive Compensation” in our proxy statement relating to our 2010 Annual Meeting of Shareholders scheduled to be held on June 9, 2010, and is incorporated herein by reference.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item is included under the captions “Ownership of Common Stock by Directors and Executive Officers” and “Ownership of Common Stock by Principal Shareholders” in our proxy statement relating to our 2010 Annual Meeting of Shareholders scheduled to be held on June 9, 2010, and is incorporated herein by reference.

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this item is included under the caption “Certain Relationships and Related Transactions” in our proxy statement relating to our 2010 Annual Meeting of Shareholders scheduled to be held on June 9, 2010, and is incorporated herein by reference.

ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this item is included under the caption “Fees of the Registered independent public accounting firm for the year ended December 31, 2009” in our proxy statement relating to our 2010 Annual Meeting of Shareholders scheduled to be held on June 9, 2010, and is incorporated herein by reference.

ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit	Exhibit
Number	Description

3(a)
Certificate of Second Amended and Restated Articles of Incorporation of Superconductive Components, Inc. (Incorporated by reference to Exhibit 3(a) to the Company’s initial Form 10-SB, filed on September 28, 2000)

3(b)	Restated Code of Regulations of Superconductive Components, Inc. (Incorporated by reference to Exhibit 3(b) to the Company’s initial Form 10-SB, filed on September 28, 2000)

3(c)
Amendment to Articles of Incorporation recording the change of the corporate name to SCI Engineered Materials, Inc.  (Incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-QSB filed November 7, 2007).

4(a)
Superconductive Components, Inc. 2006 Stock Incentive Plan (Incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement for the 2006 Annual Meeting of Shareholders held on June 9, 2006, filed May 1, 2006).

4(b)
Description of the Material Terms of the Stock Option Grant and Cash Bonus Plan for Executive Officers (Incorporated by reference to the Company’s Current Report on Form 8-K, dated June 19, 2006, filed June 23, 2006)

4(c)
  Form of Incentive Stock Option Agreement under the Superconductive Components, Inc. 2006 Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 19, 2006, filed June 23, 2006).

4(d)
 Form of Non-Statutory Stock Option Agreement under the Superconductive Components, Inc. 2006 Stock Incentive Plan (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated June 19, 2006, filed June 23, 2006).

4(e)
 Description of the Material Terms of the Stock Option Grant for Executive Officers and Board of Directors (Incorporated by reference to the Company’s Current Report on Form 8-K dated January 2, 2009, filed January 6, 2009).

10(a)
Employment Agreement entered into as of February 26, 2002, between Daniel Rooney and the Company (Incorporated by reference to Exhibit 10(a) to the Company’s Registration Statement on Form SB-2 (Registration No. 333-131605), filed on February 6, 2006, and amended by Pre-effective Amendment No. 1 filed March 23, 2006)

10(b)
Lease Agreement between Superconductive Components, Inc. and Duke Realty Ohio dated as of September 29, 2003, with Letter of Understanding dated February 17, 2004 (Incorporated by reference to Exhibit 10(a) to the Company’s Quarterly Report on Form 10-QSB, filed on March 31, 2004)

10(c)	Fourth Amended and Restated 1995 Stock Option Plan (Incorporated by reference to Exhibit 4(a) to the Company’s Registration Statement on Form S-8 (Registration No. 333-97583), filed on August 2, 2002)

10(d)	License Agreement with Sandia Corporation dated February 26, 1996 (Incorporated by reference to Exhibit 10(f) to the Company’s Form 10-SB Amendment No. 1, filed on January 3, 2001)

10(e)
Nonexclusive License with The University of Chicago (as Operator of Argonne National Laboratory) dated October 12, 1995 (Incorporated by reference to Exhibit 10(g) to the Company’s Form 10-SB Amendment No. 1, filed on January 3, 2001)

10(f)
Nonexclusive License with The University of Chicago (as Operator of Argonne National Laboratory) dated October 12, 1995 (Incorporated by reference to Exhibit 10(h) to the Company’s Form 10-SB Amendment No. 1, filed on January 3, 2001)

10(g)
Ohio Department of Development Third Frontier Action Fund Award dated February 20, 2004 (Incorporated by reference to Exhibit 10(o) to the Company’s Annual Report on Form 10-KSB, filed on March 30, 2004)

10(h)
Description of the Material Terms of the Superconductive Components, Inc. 2005 Executive Bonus Plan (Incorporated by reference to Exhibit 10 to the Company’s Current Report on Form 8-K, filed on April 20, 2005)

10(i)
Form of Non-Statutory Stock Option Agreement Under the Superconductive Components, Inc. Fourth Amended and Restated 1995 Stock Option Plan (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 22, 2005)

10(j)
Department of Energy Award dated July 21, 2005 (Incorporated by reference to Exhibit 10(k) to the Company’s Registration Statement on Form SB-2 (Registration No. 333-131605), filed on February 6, 2006, and amended by Pre-effective Amendment No. 1 filed March 23, 2006)

10(k)
Subscription Agreement between the Company and the Estate of Edward R. Funk, dated October 14, 2005 (Incorporated by reference to Exhibit 10(o) to the Company’s Registration Statement on Form SB-2 (Registration No. 333-131605), filed on February 6, 2006, and amended by Pre-effective Amendment No. 1 filed March 23, 2006)

10(l)
Subscription Agreement between the Company and the Estate of Ingeborg V. Funk, dated October 14, 2005 (Incorporated by reference to Exhibit 10(p) to the Company’s Registration Statement on Form SB-2 (Registration No. 333-131605), filed on February 6, 2006, and amended by Pre-effective Amendment No. 1 filed March 23, 2006)

10(m)
Subscription Agreement between the Company and Robert H. Peitz, dated October 14, 2005 (Incorporated by reference to Exhibit 10(q) to the Company’s Registration Statement on Form SB-2 (Registration No. 333-131605), filed on February 6, 2006, and amended by Pre-effective Amendment No. 1 filed March 23, 2006)

10(n)
Warrant to purchase common stock of Superconductive Components, Inc. issued to the Estate of Edward R. Funk, dated October 19, 2005 (Incorporated by reference to Exhibit 10(r) to the Company’s Registration Statement Form on SB-2 (Registration No. 333-131605), filed on February 6, 2006, and amended by Pre-effective Amendment No. 1 filed March 23, 2006)

10(o)
Warrant to purchase common stock of Superconductive Components, Inc. issued to the Estate of Ingeborg V. Funk, dated October 19, 2005 (Incorporated by reference to Exhibit 10(s) to the Company’s Registration Statement on Form SB-2 (Registration No. 333-131605), filed on February 6, 2006, and amended by Pre-effective Amendment No. 1 filed March 23, 2006)

10(p)
Warrant to purchase common stock of Superconductive Components, Inc. issued to Robert H. Peitz, effective October 19, 2005 (Incorporated by reference to Exhibit 10(t) to the Company’s Registration Statement on Form SB-2 (Registration No. 333-131605), filed on February 6, 2006, and amended by Pre-effective Amendment No. 1 filed March 23, 2006)

10(q)
Conversion Agreement between the Company and the Estate of Edward R. Funk, dated October 14, 2005 (Incorporated by reference to Exhibit 10(u) to the Company’s Registration Statement on Form SB-2 (Registration No. 333-131605), filed on February 6, 2006, and amended by Pre-effective Amendment No. 1 filed March 23, 2006)

10(r)
Conversion Agreement between the Company and the Estate of Ingeborg V. Funk, dated October 14, 2005 (Incorporated by reference to Exhibit 10(v) to the Company’s Registration Statement on Form SB-2 (Registration No. 333-131605), filed on February 6, 2006, and amended by Pre-effective Amendment No. 1 filed March 23, 2006)

10(s)	Description of purchase order received from an existing customer (Incorporated by reference to the Company’s Current Report on Form 8-K, filed January 24, 2007).

10(t)	Ohio Department of Development Third Frontier Advanced Energy Program Award (Incorporated by reference to the Company’s Current Report on Form 8-K, filed December 16, 2008).

10(u)
Description of material terms of Stock Option Agreements with the Company’s Executive Officers and Board of Directors (Incorporated by reference to the Company’s Current Report on Form 8-K, filed January 6, 2009).

10(v)
Business Loan Agreement between the Company and The Huntington National Bank, dated as of January 13, 2009 (Incorporated by reference to the Company’s Current Report on Form 8-K, filed January 23, 2009).

10(w)
Description of material modification to rights of security holders of common stock purchase warrants set to expire in 2009 (Incorporated by reference to the Company’s Current Report on Form 8-K, filed May 7, 2009).

10(x)	Description of Purchase Order received from a new customer (Incorporated by reference to the Company’s Current Report on Form 8-K, filed June 22, 2009).

10(y)	Description of information received from a customer regarding customer’s intent to purchase material (Incorporated by reference to the Company’s Current Report on Form 8-K, filed September 17, 2009).

10(z)
Notification from the Ohio Department of Development Third Frontier Photovoltaic Program of grant to be awarded dated December 17, 2009 (Incorporated by reference to the Company’s Current Report on Form 8-K, filed December 22, 2009).

99.1		Press Release dated February 17, 2010, entitled “SCI Engineered Materials, Inc., Reports Fourth Quarter and Full-Year 2009 Results.”

23	*	Consent of Independent Registered Accounting Firm

24	*	Powers of Attorney.

31.1	*	Rule 13a-14(a) Certification of Principal Executive Officer.

31.2	*	Rule 13a-14(a) Certification of Principal Financial Officer.

32.1	*	Section 1350 Certification of Principal Executive Officer.

32.2	*	Section 1350 Certification of Principal Financial Officer.

*  Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCI ENGINEERED MATERIALS, INC.

Date: February 17, 2010	By:	/s/ Daniel Rooney
Daniel Rooney, Chairman of the Board of Directors, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 17th day of February 2010.

Signature	Title

/s/ Daniel Rooney	Chairman of the Board of Directors, President, and
Chief Executive Officer
(principal executive officer)

/s/ Gerald S. Blaskie	Vice President and Chief Financial Officer
Gerald S. Blaskie	(principal financial officer and principal accounting officer)

Robert J. Baker*	Director
Robert J. Baker

Edward W. Ungar*	Director
Edward W. Ungar

Robert H. Peitz*	Director
Robert H. Peitz

Walter J. Doyle*	Director
Walter J. Doyle

*By:	/s/ Daniel Rooney
Daniel Rooney, Attorney-in-Fact